UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:  001-40712

Cardiol Therapeutics Inc.

(Name of registrant)

602-2265 Upper Middle Road East

Oakville, Ontario L6H 0G5

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of Cardiol Therapeutics Inc. (File No. 333-280713), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: October 9, 2024	By:	/s/ Chris Waddick
		Name:	Chris Waddick
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Underwriting Agreement, dated October 9, 2024
99.2	News Release, dated October 9, 2024 – Cardiol Therapeutics Announces Pricing of Public Offering of Common Shares